12011571

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ronin Capital, L.L.C

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans St. Suite 2N
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Huerta — (312) 244-5734 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Stafford III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ronin Capital, L.L.C., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Joseph Stevens
Notary Public

OFFICIAL SEAL
JOSEPH A STEVENS
Notary Public - State of Illinois
My Commission Expires Aug 4, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Consolidated statement of financial condition	2
Notes to consolidated statement of financial condition	3 – 18

McGladrey

Independent Auditor's Report

To the Members
Ronin Capital, LLC
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, LLC and Subsidiaries (collectively, the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ronin Capital, LLC and Subsidiaries as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

Ronin Capital, LLC

Consolidated Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 2,071,642
Securities purchased under agreements to resell	4,511,284,594
Deposits with clearing organizations	15,635,207
Receivables from broker-dealers and clearing organizations	173,878,328
Securities owned, at fair value	3,880,346,947
Derivative financial instruments, at fair value	2,873,238,273
Memberships in exchanges owned, at cost (fair value $3,106,179)	2,228,861
Note receivable	16,731,579
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation and amortization of $10,751,598)	25,740,021
Other assets	34,457,837
	$ 11,535,613,289
Liabilities and Members' Equity	
Securities sold under agreements to repurchase	$ 6,368,311,860
Payables to broker-dealers and clearing organizations	65,133,424
Securities sold, not yet purchased, at fair value	1,777,958,745
Derivative financial instruments, at fair value	2,941,824,364
Accounts payable and accrued expenses	31,570,604
Loan payable	27,000,000
	11,211,798,997
Commitments, contingencies and guarantees	
Liabilities subordinated to claims of general creditors	20,000,000
Members' equity	300,028,667
Non-controlling interest in subsidiary	3,785,625
Total members' equity	303,814,292
	$ 11,535,613,289

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Ronin Capital, LLC, (Ronin) a Delaware limited liability company, is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own account. The majority owner and managing member of Ronin is Zen Holdings, LLC (Zen).

Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, Eurex, International Securities Exchange, New York Stock Exchange and the Fixed Income Clearing Corporation (FICC). Ronin is a dealer member of LCH Clearnet Limited's RepoClear division. The Company engages in the buying, selling and dealing in securities backed or guaranteed by the full faith and credit of the United States government.

Ronin wholly or substantially owns subsidiaries including, Ronin Capital Ireland, Limited (Ronin Ireland), Ronin Capital UK, Limited (Ronin UK), Arei Fitness, LLC, Ronin Profit Plan, LLC, Dart Executions, LLC (Dart), Ronin Trading Europe, LLP (Ronin Trading Europe), Ronin Trading UK, LLP (Ronin Trading UK), Ronin Capital Asia, Private Limited (Ronin Asia), and Teku, LLC (Teku) (collectively, the Company).

Ronin Ireland is a non-regulated trading company registered in Dublin, Ireland specializing in the trading of European index options, futures, and equity securities and is a member of the Eurex. Ronin Trading UK is a Financial Services Authority registered trading company that maintains a European passport to trade on any exchange that is a member of the European Union. Ronin Trading UK is also a member of the London Stock Exchange, Eurex and Euronext. Ronin Trading Europe is a non-regulated entity that is registered in London. Ronin Asia is a non-regulated trading company registered in Singapore. For the year ended December 31, 2011, there was no trading activity. Dart, a member of the International Securities Exchange, Philadelphia Options Exchange, NYSE Arca, New York Stock Exchange, Boston Options Exchange, Chicago Board Options Exchange, OneChicago, NYSE Amex, BATS Exchanges, Direct Edge Exchanges, CBOE C2, Chicago Futures Exchange, NASDAQ OMX, BX and PSX, National Futures Association and the Financial Industry Regulatory Authority (FINRA), provides execution services along with direct market access in equity, fixed income and derivative instruments.

Principles of consolidation: The consolidated financial statements include the accounts and results of the Company, and its subsidiaries required to be consolidated in accordance with accounting standards generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Class B Capital Members (Class B) in Ronin Trading UK and Ronin Trading Europe represent the non-controlling interest in subsidiary in the Company's financial statements. Contributions, withdrawals and allocations of net income result in changes to Class B's ownership percentage and to the non-controlling interests' ownership percentage of Ronin Trading UK. The Company's corresponding changes to members' equity are reflected in the consolidated statements of changes in members' equity. Income is allocated to non-controlling interests based on the negotiated profit split during the period in which the income is earned.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis at fair value in accordance with GAAP. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the consolidated statement of operations. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. Transactions cleared through FICC are reported in the consolidated statement of financial condition on a net basis by settlement date and by instrument. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Reverse repos and repos are carried at contract value.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2011, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include equity options, futures, equity swaps, forward contracts, options on forward contracts and options on futures contracts and are recorded at fair value in accordance with GAAP. Futures transactions are recorded in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition. The change in unrealized gains and losses on derivative contracts are reflected in principal transactions in the consolidated statement of operations.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Receivable from and payable to broker-dealers and clearing organizations: Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer and clearing organization. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchanges are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2011.

Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned. Realized gains and losses on stock in exchanges are computed based upon specific identifications.

Interest and dividend income/expense: The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as interest and dividend income and interest and dividend expense, as applicable.

Fair value of financial instruments: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
>
> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.
>
> Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. U.S. and foreign (primarily United Kingdom and Germany) government securities are valued based on quoted market prices. Money market mutual funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Financial instruments traded in the over-the-counter market include corporate bonds, currency forward contracts and options on currency forward contracts that are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Short-term notes are stated at amortized cost, which approximates fair value. Open equity swap contracts are valued based on the underlying equity security, financial instrument, or index included as the notional amount of the swap. These financial instruments are classified as Level 2 in the fair value hierarchy.

Investments for which prices are not observable are generally private investments in the equity and debt securities of operating companies. Fair value of private equity investments is based on Level 3 inputs and is determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class when such amounts are available. In the absence of a principle market (public market), the Company determines the most advantageous market in which the Company would sell their investment. Valuations of the underlying portfolio companies are completed to compute the fair value the Company will receive upon such a sale. Generally these valuations are derived by multiplying a key performance metric of the investee company by the relevant valuation multiple observed for comparable companies or transactions, adjusted by management for differences between the investment and the referenced comparable. Private equity investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value.

If the fair value of private equity investments held cannot be valued by reference to observable valuation measures for comparable companies, then the primary analytical method used to estimate the fair value of such private equity investments is the discounted cash flow method. A sensitivity analysis is applied to the estimated future cash flows using various factors depending on the investment, including assumed growth rate (in cash flows), capitalization rates (for determining terminal values) and appropriate discount rates to determine a range of reasonable values. The valuation based on the inputs determined to be the most probable is used as the fair value of the investment.

The determination of fair value using these methodologies takes into account consideration of a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. These valuation methodologies involve a significant degree of judgment by management of the Company.

Income taxes: Ronin and Dart are taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Ronin Ireland is subject to corporate taxes in Ireland and computes a benefit or provision and files a separate tax return. Ronin Asia is subject to corporate taxes in Singapore and computes a benefit or provision and files a separate tax return. Ronin Capital UK is subject to corporate taxes in the United Kingdom and, accordingly, computes a benefit or provision and files a separate tax return. Ronin Trading Europe and Ronin Trading UK are flow through entities for tax purposes in the United Kingdom. Their income is distributed to the members who file tax returns that account for their allocation of the income.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has reviewed the Company's tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements.

Ronin is not subject to examination by United States federal and state tax authorities for tax years before 2008. Ronin Ireland is not subject to examination by Irish tax authorities for tax years before 2007. Ronin UK is not subject to examination by HM Revenue and Customs for tax years before 2009.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months as well as money market mutual funds.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in foreign currency translation adjustment in the consolidated statement of operations and reported as a separate component of members' equity.

Unit-based compensation: Compensation cost relating to equity awards is recognized in the consolidated financial statements using a fair value method. The Company measures the cost of such awards based on the estimated fair value of the award measured at the grant date. As there is no active secondary market for the award units, the Company uses a net present value approach to determine the fair value of the units. Such valuation relies on significant management judgment and estimates.

The Company is required to estimate the expected forfeitures of equity awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Reclassification: Certain balances in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

Recently issued accounting pronouncements: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 1, 2013. The adoption of this guidance is not expected to have a material impact on the consolidated financial position or results of operations.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

In June 2011, the FASB issued new guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the consolidated statement of changes in members' equity. This guidance is effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Company's effective date is January 1, 2012. The adoption of this guidance is not expected to have a material impact on the consolidated financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Company's effective date is January 1, 2012. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

Note 2. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivables	Payables
Broker-dealers and clearing organizations	$ 144,964,369	$ 57,923,279
Unsettled securities transactions	-	27,512,380
Exchange traded futures - open trade equity	28,288,767	(8,587,476)
Interest and dividends, net	625,192	(11,714,759)
	$ 173,878,328	$ 65,133,424

The Company clears certain of its proprietary transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing brokers relates to the aforementioned transactions and are collateralized by securities owned by the Company.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deposits with clearing organizations:				
Money market mutual funds	$ 6,000,209	$ 6,000,209	$ -	$ -
Receivables from broker-dealers and clearing organizations:				
Exchange traded futures	28,288,767	28,288,767	-	-
Securities owned:				
Government securities	2,926,647,581	2,926,647,581	-	-
Equity securities	826,404,253	826,404,253	-	-
Corporate obligations	127,295,113	-	127,295,113	-
Derivative financial instruments:				
Equity swaps	1,674,329	-	1,674,329	-
Equity options	933,612,870	933,612,870	-	-
Options on futures	1,902,302,351	1,902,302,351	-	-
Currency forward contracts	35,648,723	-	35,648,723	-
Other assets:				
Private company interests	26,136,907	-	-	26,136,907
Note receivable	16,731,579	-	-	16,731,579
	$ 6,830,742,682	$ 6,623,256,031	$ 164,618,165	$ 42,868,486

Note 3. Fair Value of Financial Instruments (Continued)

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Payables to broker-dealers and clearing organizations:				
Exchange traded futures	$ 8,587,476	$ 8,587,476	$ -	$ -
Financial instruments sold, not yet purchased:				
Government securities	1,032,493,407	1,032,493,407	-	-
Equity securities	647,506,025	647,506,025	-	-
Corporate obligations	97,959,313	-	97,959,313	-
Derivative financial instruments:				
Equity options	988,601,113	988,601,113	-	-
Options on futures	1,924,471,382	1,924,471,382	-	-
Currency forward contracts	28,751,869	-	28,751,869	-
	$ 4,699,618,716	$ 4,601,659,403	$ 126,711,182	$ -

U.S. government securities owned are pledged to either repurchase counterparties or broker-dealers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments for which the Company has used at least one significant unobservable input in the valuation model.

Note 4. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, equity swaps, options on futures, forward contracts, options on forward contracts and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the consolidated statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2011, the Company's derivative activities had the following impact on the Consolidated Statement of Financial Condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate futures	Receivables from / payable to broker-dealers and clearing organizations	$ (10,864,900)	$ (38,203)	$ (10,903,103)
Commodity futures	Receivables from / payable to broker-dealers and clearing organizations	44,353,293	-	44,353,293
Equity futures	Receivables from / payable to broker-dealers and clearing organizations	(5,659,079)	8,625,679	2,966,600
Currency futures	Receivables from / payable to broker-dealers and clearing organizations	459,453	-	459,453
Interest rate	Derivative financial instruments	128,459,008	(120,783,209)	7,675,799
Commodity	Derivative financial instruments	1,702,677,692	(1,772,313,924)	(69,636,232)
Equity	Derivative financial instruments	1,006,452,850	(1,019,975,362)	(13,522,512)
Currency forwards	Derivative financial instruments	35,648,723	(28,751,869)	6,896,854
				$ (31,709,848)

For non-exchange traded derivatives, under standard derivatives agreements, the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Note 5. Teku Note Receivable and Investment

Teku has entered into a promissory note receivable agreement with Teza Group LLC (Teza) in an original principal amount of $20,000,000 with a maturity date of June 4, 2012, and bears interest at 5 percent annually. As of December 31, 2011, the remaining principal balance of the promissory note receivable is $16,731,579. Pursuant to the agreement, Teku has entered into an intellectual property security agreement whereby Teku has received a security interest in certain of the property and assets of Teza to secure the performance by the counterparty. Pursuant to the agreement, Teku received profit participation rights in Teza, which were converted to Class B interests during the year and have been valued at approximately $22,000,000 as of December 31, 2011.

Note 6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements at December 31, 2011, consisted of the following:

	Amount
Computer equipment and software	$ 13,289,144
Furniture and fixtures	4,002,327
Leasehold improvements	19,200,148
	36,491,619
Less accumulated depreciation and amortization	(10,751,598)
	$ 25,740,021

Note 7. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2011, the Company obtained approximately $4.5 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 8. Liabilities Subordinated to Claims of General Creditors

The Company has a revolving subordinated loan agreement with a financial institution in the amount of $30,000,000, expiring on October 22, 2013, and bearing interest at the Libor rate plus 4.5 percent. As of December 31, 2011, there was $20,000,000 in outstanding borrowings. Each draw on the revolving loan has an individual maturity date of at least one year from the date the draw payment is made. The outstanding borrowings consist of $15,000,000, which matures on June 13, 2012, and $5,000,000, which matures on July 14, 2012.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 9. Loan Payable

The Company has entered into agreements with Zen that provides for redemptions of specified amounts of Zen's Class A interest and simultaneous with such redemptions Zen will loan the Company an amount equal to the redemption. The loans mature on December 31, 2012, and bear interest at the Fed Funds rate plus 1 percent.

Subsequent to year-end, the Company repaid the outstanding amount of the loan payable.

Note 10. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through October 31, 2020. At December 31, 2011, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2012	$ 2,540,506
2013	2,990,111
2014	3,037,410
2015	3,086,066
2016	3,135,455
Thereafter	16,731,929
	$ 31,521,477

The Company has entered into a standby letter of credit in the amount of $1,750,000 as deposit for the principal lease.

In the ordinary course of business, the Company is party to certain legal proceedings as defendant. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its consolidated financial condition or results of operations.

Note 11. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 11. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Partnership) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company may enter into forward foreign currency exchange contracts. When entering into a forward currency contract, the Company agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These instruments involve market risk, credit risk, or both kinds of risks, in excess of the amount recognized in the consolidated statement of financial condition. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movement in currency and securities values and interest rates.

Management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation including investments in private companies. Certain events particular to each industry in which the Company's investments conduct their operations, as well as general economic and political conditions, may have a significant negative impact on the investee's operations and profitability. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted. Furthermore, investments of the Company are made in private companies and there are generally no public markets for these securities at the current time. The ability of the Company to liquate these investments and realize value is subject to significant limitations and uncertainties.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its equity swaps is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company conducts business with several broker-dealers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2011, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 12. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2011, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2011, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 13. Benefit Plans and Unit-Based Compensation

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Ronin Profit Plan, LLC (the Plan) is a non-qualified profit participation plan that is operated as a wholly-owned subsidiary of the Company. Pursuant to the plan agreement, the Company's Class A Member will contribute capital to the Plan annually, based upon certain benchmarks, to fund benefits that will vest in the future under the Plan. As of December 31, 2011, the Company has funded the Plan of approximately $4,600,000.

Class A Units of the Plan are issued to officers and employees of the Company pursuant to grant agreements between the Company and such persons. The Class A Units are non-voting interests and entitle the holders to distribution to be paid upon vesting. Such grants are authorized by the Company's Managing Member.

The Company recognizes as compensation expense the grant-date fair value of unit grants granted to employees ratably over the service period within the consolidated statement of operations. During 2011, the Company granted Class A Units of the Plan as compensation to certain officers and employees of the Company. The awards are accounted for as equity method awards in accordance with GAAP. The Class A Unit awards vest at the end of a thirty-three month period of time. At December 31, 2011, 58,232 Class A Units were vested and were redeemed by the Company subsequent to year end at an amount of $63,424.

A summary of the non-vested activity under the Plan as of December 31, 2011, and changes during the year then ended is presented below:

	Non-Vested Class A Units	Weighted - Average Grant Date Fair Value
Outstanding, December 31, 2010	3,053,580	$ 1.00
Granted	1,630,443	1.00
Vested	58,232	1.00
Forfeited	(414,077)	1.00
Outstanding, December 31, 2011	4,328,178	$ 1.00

Note 14. Members' Equity

Ronin Capital, LLC:
Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2011, members are represented in classes A and C. As of December 31, 2011, Class A member's equity totaled $197,742,214 and Class C members' equity totaled $102,286,453. There are no active members in Class B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C members are entitled to an interest in the profits of the Company in an amount and upon the terms and conditions set forth in each Class C members' agreement, as defined. Class C members are allocated losses of the Company to the extent they have a positive capital balance. After allocation to the Class C members, profits and losses are further allocated to the Class A member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Ronin Trading UK, LLP:
Ronin Trading UK consists of two classes of members, Class A and B. As of December 31, 2011, members are represented in both classes.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading UK and have the full right and authority to control the affairs of Ronin Trading UK.

The Class B Members are entitled to an interest in the profits and losses of Ronin Trading UK, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Ronin Trading Europe, LLP:
Ronin Trading Europe consists of two classes of members, Class A and B. As of December 31, 2011, members are represented in both classes.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading Europe and have the full right and authority to control the affairs of Ronin Trading Europe.

The Class B Members are entitled to an interest in the profits and losses of Ronin Trading Europe, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Note 15. Regulatory Requirements

Ronin is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2011, Ronin had net capital and net capital requirements of $69,814,118 and $250,000, respectively.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates its wholly-owned subsidiaries using the flow-through capital benefit method. With the exception of Ronin Ireland and Ronin Trading Europe, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2011, Dart had net capital and net capital requirements of $2,170,909 and $1,000,000. Ronin Capital Asia, Ronin Ireland and Ronin Trading Europe had members' equity of $28,926, $21,255,606 and $49,025,233, respectively. The net capital requirements of the subsidiaries are included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Ronin Trading UK is subject to capital requirements of the Financial Services Authority (FSA). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2011, Ronin Trading UK had financial resources of $34,713,141, which exceeded the minimum requirements by $2,628,264.

Although Ronin is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).